Mail Stop 3561

September 28, 2007

Mr. Jason N. Ader, Chairman
Global Consumer Acquisition Corp.
1370 Avenue of Americas, 28th Floor
New York, New York 10019

> **Re: Global Consumer Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on September 6, 2007**
> **File No. 333-144799**

Dear Mr. Ader,

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the company retains full control to structure the business combination, which is different from traditional firm-commitment blank check offerings. Provide clear disclosure in the business section of all the various ways you may structure your transaction and provide appropriate risk factor disclosure.

2.   Please incorporate your response to comment 4 of our letter dated August 28, 2007, in the appropriate places in the registration statement. In addition, we note that while you state that you do not intend to seek a business combination with an operating business in which

Hayground or one of its affiliates is affiliated or has an interest, you still leave this as an available option. Provide clear disclosure throughout and state the potential risks and conflicts of interest. You also state you will not consider any specific combination until after consummation of the offering. Please explain how this will be implemented regarding companies in which Hayground or one of its affiliates is affiliated or has an interest. Clarify whether you may consider potential businesses opportunities after consummation of the offering that were known by Hayground, its affiliates or employees prior to the consummation of the offering.

3.   We note your response to comment 6 of our letter dated August 28, 2007, regarding the commitment to purchase units prior to the consummation of the business combination. Clarify whether Hayground Cove is legally obligated to make such purchases, whether the company would have any course of action if Hayground Cove later decides not to make such purchases or is unable to make such purchases, and whether there are any repercussions for Hayground Cove if they do not make such purchases. In addition, please discuss if the Board will periodically review Hayground Cove's financial wherewithal to purchase all 2,500,000 co-investment units. Provide clear disclosure throughout the prospectus.

Summary, page 1

4.   You are reminded that the summary section of the registration statement is subject to Rule 421(d) of the Securities Act of 1933. Please revise as appropriate.

5.   We have reviewed your response to comment 7 of our letter dated August 28, 2007, and the modifications made to pages 2 and 3 of the registration statement. Although it is not the intention of the Company to acquire a 50% or less equity stake in a business, it appears that you retain the right to enter into such a transaction. Therefore, please provide adequate disclosure of the consequences of such an investment and resultant risks throughout the prospectus. In particular, please provide a legal analysis of whether such an investment would cause the Company to be subject to the Investment Company Act of 1940. Also, please discuss the risks to the Company for being subject to the Investment Company Act after acquiring a minority interest(s). In addition, please provide clear disclosure of whether financial statements and other business information of the entity in which you acquire the interest would be provided in the event that you acquire less than a 50% equity stake. We may have further comment.

6.   We reissue comment 8 of our letter dated August 28, 2007. We continue to note the manner in which you have defined "business combination" and "transaction value" in the registration statement. It appears that such modifications substantially alter the nature of your offering as compared to the traditional firm-commitment blank check company structure. In particular, we note that the definitions allow for the acquisition of one or more entities which would not meet the 80% of net value test absent the capitalization of such entity or entities with the proceeds of the offering. As such, it would appear that your

structure does not meet a fundamental condition upon which all other firm-commitment blank check offerings have been made. Please advise or revise to clearly disclose the differences to investors.

7.   As previously requested, please provide prominent, clear, and specific disclosure in both the summary and the business section discussing the impact of these definitions on the investment decisions made by investors (with respect to each of the investment decisions to be made in connection with this offering, the investment decisions to be made in connection with the "business combination" transaction, and any additional investment decisions which thereafter result). Additionally, please also provide prominent, clear, and specific disclosure with respect to the manner by which your acquisition criteria compares to and differs from the typical firm-commitment blank check acquisition criteria; including, for example: (1) the nature and extent of the disclosure that would be furnished in the proxy statement provided to Global Consumer's investors and (2) the size, historical results, and stage of development of Global Consumer after a potential acquisition. Additionally, any material risks to investors that result from such methodology of calculating transaction value should be included as individual risk factors. We may have further comment.

8.   We note that the "transaction value" excludes "working capital required to operate the acquired business or assets." It appears that this structuring of the definition of transaction value could result in Global Consumer acquiring a development stage company or forming a new company and then allocating the assets from the trust into that company to meet the definition. This would result in a start-up or development stage company, where the actual value of the company or assets acquired is insignificant compared to the funds in the trust account. Provide clear disclosure throughout the prospectus as to the resultant risks and provide full Item 101 disclosure. In addition, given the working capital inclusion in the transaction value and exclusion from the 80% requirement, it appears that the company would always be able to meet these "terms" by allocating any remaining capital to "working capital." Please explain these requirements – the purpose and function. We may have further comment.

9.   You have very generally defined the "global consumer products and services industry" in response to comment five of our letter dated August 28, 2007. Provide a more specific description of this industry, including examples, since you are limited to this industry.

Our Sponsor and Management, page 4

10.   The disclosure in this section is too detailed for the summary section and repeats the more detailed information provided in the management section. Please revise accordingly.

11.   We reissue comment 13 of our letter dated August 28, 2007. Please disclose more specifically the role of the sponsor in your search for a target business. In addition, disclose whether opportunities or knowledge known to your sponsor prior to the completion of the IPO may be utilized after completion of the IPO by the company. We may have further

comment.

The Offering, page 6

12.   Please incorporate your response to comment 14 of our letter dated August 28, 2007, with respect to the business purpose of the redemption of the founder shares in the event of the underwriter's over-allotment not being exercised in full, in the registration statement.

Amended and Restated Certificate of Incorporation, page 21

13.   We have reviewed your response to comment 18 of our letter dated August 28, 2007, and reissue the comment. You continue to refer on page 23 to your view of the provision terminating corporate existence in three years as an obligation to your shareholders; however, you then further state that with an affirmative vote of shareholders, such provision could be changed. This continues to appear contradictory with your statement that you view this as an obligation to shareholders. Please clarify the disclosure to indicate whether you represent that you will not seek to waive or amend this provision, as you have for the other provisions you have indicated you view as binding obligations. We may have further comment.

Risk Factors, page 31

14.   We note your response to comment 22 of our letter dated August 28, 2007, and the modification you made on pages 31 and 36 of the registration statement. Please disclose the consideration, if any, the Company has given as to the financial ability to provide the indemnification. If none, please state so.

15.   We reissue comment 26 of our letter dated August 28, 2007. Please discuss in greater detail the various ownership structures that may be used in a business combination. Explain the particular emphasis upon joint ventures and any other structures that would result in the company not owning a majority of the target business.

16.   We note your response to comment 27 of our letter dated August 28, 2007, and the modifications on page 44. Consider making a disclosure that the affiliated funds of Hayground Cove, either all of them or specific ones, have portfolio companies that could be consider global consumer businesses. Clearly disclose all businesses in the global consumer products and services industry that are affiliated with your officers, directors or founding stockholders and any businesses in this industry in which Hayground Cove, or its affiliates, own an interest. Explain how such transactions may be considered. Explain whether any of your officers, directors, founding shareholders, or any employees or affiliates of Hayground Cove are aware of any opportunities or potential opportunities with these affiliated or related companies. We may have further comment.

Transaction Value of Target Acquisition, page 75

17.   Please clarify your response to comment 38, where the Company states "[it] will seek a third-party valuation from an unaffiliated independent investment banking firm to the extent required under applicable securities, corporate or other laws due to conflicts of interest or otherwise." If the company will not seek a third party valuation or fairness opinion, unless specifically required to do so, please clearly state so. Also, please describe the circumstances where such an opinion would be required under applicable law.

Compensation for Officers and Directors, page 98

18.   We note your response to comment 48 of our letter dated August 28, 2007, and the reference to a modification on page 99 of the registration statement. After reviewing page 99, we, however, cannot find any modification that discloses that Messrs. Ader, LaPorta, and Nelson are compensated by Hayground Cove for services rendered to the Company. Please advise.

Conflicts of Interest, page 99

19.   We have reviewed your response to comment 49 of our letter dated August 28, 2007, along with the respective changes made to the registration statement on pages 99 through 101. We, however, reissue comment 49. Please identify each entity that the officers, directors, and sponsor owe a pre-existing fiduciary duty to present a business opportunity prior to the Company. Please then describe each conflicted entity's core business, investment strategy, portfolio, risk characteristics, and structure. Any potential overlap in investment criteria with the Company should be disclosed and analyzed, as to the severity of the conflict of interest.

20.   On page 99, the issuer states "[i]n the event that our directors or officers were to take any action that would compete with us in our search for a business, we would take appropriate action, including potentially removing such person from our management team . . . ." Please clarify if this statement would apply to an officer or director who is required to present an investment opportunity to an affiliate that he or she has a pre-existing fiduciary duty prior to the Company. If not, please qualify this statement appropriately.

21.   Your response to comment 50 of our letter dated August 28, 2007, states "although possible, the Company does not anticipate that any of its directors or officers will seek any business opportunities that would conflict with the Company's search for an acquisition candidate, which would include any involvement in a blank check company." Please include this disclosure in the registration statement. Also, please revise this section to include a clear statement that management is not restricted, if true, from forming or

becoming affiliated with other blank check companies or similar entities prior to the business combination.

Financial Statements

Note 5 – Stockholders' Equity, F-9

22.   Considering the private placement warrants will be sold to an affiliate of certain directors and officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

23.   We note your response to our prior comment 57 of our letter dated August 28, 2007. Please revise to disclose your planned accounting treatment, fair value, and underlying assumptions used to determine the fair value of the underwriter purchase option consistent with your response and disclosure on page 75.

24.   We reviewed your response to our prior comment 58 of our letter dated August 28, 2007, noting your anticipated accounting treatment. Please revise to disclose your anticipated accounting treatment, fair value, and assumptions used to determine the fair value of the co-investment purchase option. In addition, please revise MD&A to discuss the likely future effect of this option on your financial condition and results of operations.

Note 7 – Subsequent Events, F-10

25.   We note that you have entered into an employment agreement with your CEO. In connection with this employment agreement, your sponsor and affiliate, Hayground Cove Asset Management, issued an option to your CEO to purchase founder shares at $0.001 per share. Please tell us how you considered the guidance in SAB Topic 5T related to the issuance of this option. In addition, please revise your financial statements to disclose the pertinent terms of this subsequent event and MD&A to discuss the likely future effect of this option on your financial condition and results of operations.

Exhibits

26.   Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. We note in particular that the Underwriting Agreement (No. 1.1), the Unit Purchase Agreement (No. 4.4), and the Warrant Agreement have not been filed (No. 4.5). The completion of our review is contingent upon the filing of these agreements and all other outstanding exhibits.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Frank J. Lopez, Esq.
        Fax: (212) 969-2900